VF 12-6-02

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2002
WASH, D.C.
151

02054997

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46144

FV 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: Mr. Stock Inc.
Share King, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

220 Bush Street, Suite 360
(No. and Street)

San Francisco	CA	94104
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark — (415) 283-3410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Clark, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Share King, LLC, as of Monday, September 30, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 26th day of November 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Share King, LLC
Table of Contents
September 30, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Share King, LLC

We have audited the accompanying statement of financial condition of Share King, LLC (formerly Mr. Stock, Inc.) as of September 30, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Share King, LLC as of September 30, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
October 24, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Share King, LLC
Statement of Financial Condition
September 30, 2002

Assets	
Receivable from clearing broker	$ 1,434,795
Securities owned	507,240
Other assets	145,042
Total assets	$ 2,087,077
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased	$ 38,730
Accounts payable and accrued expenses	344,745
Office space lease obligations	1,703,602
Total liabilities	2,087,077
Members' equity	-
Total liabilities and members' equity	$ 2,087,077

See accompanying notes.

Note 1 Nature of Operations and Reorganization

Nature of Operations—Share King, LLC (formerly Mr. Stock, Inc.) (the "Company"), a California limited liability company, is a majority owned subsidiary of Group One Trading Group, L.P. (the "Parent") a broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers. The Company provides execution services for the Parent. The Company also, from time to time, engages in proprietary trading activities involving exchange-traded equities, options and warrants. In addition, the Company provided internet brokerage services to retail and institutional customers located throughout the United States and cleared all customer transactions on an omnibus basis through its clearing broker.

On September 27, 2002, the assets and liabilities of Mr. Stock, Inc. were transferred to the Company, and the stockholders' equity was converted into equivalent members' equity. The Company then succeeded to the ongoing business of Mr. Stock, Inc. and changed its fiscal year end to September 30.

Discontinued Operations—On June 21, 2002, the Company signed an agreement to sell its retail brokerage business (the "Agreement"). On August 26, 2002, the Company transferred its customer assets, equipment and proprietary software as required by the Agreement. The Company received $500,000 in cash on September 4, 2002; however, it has not received the monthly payments described below nor did the buyer assume the Company's commitment under an office space operating lease (the "Lease"), as required by the Agreement. Accordingly, the Company has filed an arbitration claim against the buyer for its failure to perform according to the Agreement.

Pursuant to the Agreement, the Company is to receive on the first business day of each of the 12 calendar months following the closing either $208,333 of the buyer's common stock or $187,500 in cash. Should monthly gross commissions collected by the buyer fall below $300,000, payments for the first six of these months would be reduced by $0.80 for every dollar of such shortfall occurring in the immediately preceding month. Further, payments for the last six of these months would be reduced by the average reduction from the first six months. On September 4, 2002, the Company recorded a receivable from the buyer of $2,250,000 for these monthly payments. At September 30, 2002, this receivable has been fully reserved as collectibility is not assured. This significant estimate could change by a material amount in the near term.

Also, pursuant to the Agreement, the buyer agreed to assume, among other things, the Company's commitment under the Lease, which expires on July 31, 2010. As of October 24, 2002, this office space is substantially unoccupied and the buyer has not entered into an agreement with the lessor to assume the Lease obligation and, accordingly, the Company remains primarily liable to the lessor. Because of the uncertainty of the buyer's ability to fulfill the Lease obligation, the Company has recorded an estimated liability of $1,433,602 as of September 30, 2002. This liability reflects the discounted remaining lease obligations, net of management's estimate of amounts it believes it could receive under a sublease with a third party, based on available market data. This significant estimate could change by a material amount in the near term. In the event the buyer does not legally assume the lease and make the lease payments or the Company is unable to sublease the office space, management would liquidate the Company.

Note 1 Nature of Operations and Reorganization, *Continued*

In addition to the estimated liability for the Lease, the Company has recorded a liability of $270,000 for a substantially unoccupied office space lease that expires May 31, 2004. This liability reflects the discounted remaining lease obligations under this lease.

The Agreement provides, among other things, that the Company will not compete in the retail brokerage business for a period of five years.

At September 30, 2002, there were 532,750 options outstanding and exercisable by former employees and others to purchase shares of common stock of Mr. Stock, Inc. All of these options expire on or before November 29, 2002. In view of the reorganization of the business, management believes it is unlikely that any of these options will be exercised.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Proprietary securities transactions are recorded on trade date. Securities are valued at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment were depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements were amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Stock-Based Compensation—The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"). Under APB 25, the Company recognizes no compensation expense related to employee stock options, as options are granted with an exercise price at the market price on the date of the grant.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 3 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at September 30, 2002 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Certificate of deposit	$ 450,000	$ -
Equity securities	53,940	38,730
Other	3,300	-
Total	$ 507,240	$ 38,730

The certificate of deposit collateralizes a bank letter of credit issued in connection with the Lease.

Note 4 Income Taxes

During the nine month period ended September 30, 2002, the net operating loss carryforward of Mr. Stock, Inc. was abandoned due to the conversion to a limited liability company.

Note 5 Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements that expire on various dates through July 31, 2010. One of these equipment lease commitments is guaranteed by the Parent. At September 30, 2002, minimum annual rental commitments, including those to be assumed by the buyer pursuant to the sale of the retail brokerage business (see Note 1, Discontinued Operations), exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

	Commitments	Less Commitments to be Assumed	Net Commitments
2003	$ 702,458	$ (473,344)	$ 229,114
2004	650,087	(473,344)	176,743
2005	493,686	(485,671)	8,015
2006	502,928	(502,928)	-
2007	502,928	(502,928)	-
Thereafter	1,424,963	(1,424,963)	-
Total	$ 4,277,050	$ (3,863,178)	$ 413,872

Note 5 Commitments and Contingencies, *Continued*

The NASD has informed the Company that it is considering disciplinary actions for certain alleged violations disclosed during a prior year examination. Also, in the normal course of business, the Company is subject to various litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of the Company's management, the resolution of these matters will not result in a material adverse effect on the Company's financial position or operations.

Note 6 Related-Party Transactions

The Parent provides certain services, including personnel and related benefits, under an administrative agreement. Accounts payable and accrued expenses at September 30, 2002 include $18,380 due to the Parent.

The Company provides brokerage services to the Parent.

Note 7 Employee Benefit Plan

The Company has a 401(k) profit sharing plan (the "Plan") that provides for discretionary contributions to the Plan, subject to certain limitations as set forth in the plan agreement.

On October 5, 2002, balances of remaining participant accounts in the Plan were transferred to the Group One Trading, L.P. 401(k) Plan, which is sponsored by the Parent. Management intends to terminate the Plan.

Note 8 Financial Instruments

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions involving derivative financial instruments, primarily warrants, which provide the Company with the option to purchase, or the obligation to sell, specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 8 Financial Instruments, *Continued*

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at September 30, 2002, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2002.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of Credit Risk—All trades of the Company are cleared by the clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative standard" under this rule, whereby the Company is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but at September 30, 2002, the Company had net capital and net capital requirements of approximately $1,090,000 and $250,000, respectively. Net capital does not include the deduction for the estimated liability for the office space lease obligations of $1,703,602, (see Note 1, Discontinued Operations). The net capital rule may effectively restrict the withdrawal of members' equity.

Share King, LLC (formerly Mr. Stock, Inc.)

Statement of Financial Condition

September 30, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants